Jardines

TAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02015972

6th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 MAR 19 AM 8:52

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 6th March 2002 in respect of MOIL which was lodged with the UK Listing Authority (the "UKLA") today.

In accordance with the requirements under the listing rules of the UKLA, we have notified the UKLA today on behalf of MOIL of the following Directors' share transactions:-

Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share US$
Edouard Ettedgui	Grant of Options	MOIL	06/03/2002	+600,000 (options)	0.4420
John R Witt	Grant of Options	MOIL	06/03/2002	+300,000 (options)	0.4420

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

F:\WIN\Mandarin\Ltr-Memo\03.doc

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Additional Listing
Released	10:04 6 Mar 2002
RNS Number	4857S

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ALLOTMENT OF SHARES

On 6th March 2002, Mandarin Oriental International Limited has allotted a total of 1,800,000 new ordinary shares at a price of US$0.4420 per share pursuant to The Mandarin Oriental Employee Share Purchase Trust (1995).

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

6th March 2002

www.jardines.com

END

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